June 8, 2005

Spherix Incorporated

12051 Indian Creek Court

Beltsville, MD 20906

Attn: Rufus Decker, Branch Chief

Securities and Exchange Commission

Washington, DC 20549-0510

RE:	Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 0-5576

Dear Mr. Decker:

In response to the SEC’s letter dated May 27, 2005, the Company is pleased to provide the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the fiscal year ended December 31, 2004 and Form 10-Q for the period ended March 31, 2005.  Attached hereto are the Staff’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the May 27, 2005 letter.

The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard C. Levin
Richard C. Levin
CEO, President and CFO

Comment Applicable to your Overall Filing

1.                          SEC Comment

Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Spherix

Our proposed revisions will be set forth under the caption “Disclosure on Future Filings.”  New language proposed to address the Staff’s comments will be underlined to highlight the relevant language.  Any related explanations or comments will be set forth under the caption “Spherix.”

Liquidity and Capital Resources, page 17

2.                          SEC Comments

We have reviewed your response to comment 6.  Please revise your proposed disclosure to discuss the interest rates on your debt obligations.  Please refer to note 46 to SEC Release 33-8350.

Disclosure on Future Filings

Liquidity and Capital Resources

“The Company renewed its Loan Agreement (the “Agreement”) with Bank of America (the “Bank”) on June 30, 2004, which provides for borrowing up to $2 million.  Outstanding borrowings under the Agreement aggregated $1.97 million at December 31, 2004, and are collateralized by a restricted $2.0 million certificate of deposit.  The interest rate under the agreement is based on the LIBOR fixed rate, which was 4.28% at year-end.  The total amount available for further advance to the Company was $33,000 under the Agreement at December 31, 2004.  The line expires on June 30, 2005, but the Company anticipates that the line will be renewed in 2005.  However, if the Company does not extend the line of credit, the Company believes that it has adequate funds to meet all of its current obligations for the balance of 2005.”

Contractual Obligations

“The following table summarizes the Company’s known contractual obligations at December 31, 2004, and indicates the year payments are due.  In some cases estimates have been used where the exact amount and/or timing of the obligation is not presently known.  The table does not include ordinary accounts payable and payroll type obligations and does not include estimates for future interest obligation payments under the Company’s bank line of credit noted above in the Liquidity and Capital Resources sections.  The Company’s Debt Obligation, as of December 31, 2004, consisted solely of the bank line of credit noted above.”

Statements of Operations, page 21

3.                          SEC Comment

We have reviewed your response to comment 8.  Please provide us with a detailed explanation as to the reasons for the reallocation of rent expenses.  Please tell us the individual components of the overall reallocation including the amounts involved.

Spherix

The change in the Company’s allocation of facility space was prompted by the relocation of the Company’s BioSpherix division to a separate facility in Annapolis.  The Company’s practice in the past had been to allocate a portion of the Corporate HQ’s common area space to the divisions.  Continuing this practice would have resulted in the InfoSpherix Division being burdened by 100% of this cost once the BioSpherix Division had moved out of the Beltsville location.  Since these costs do not directly benefit the operations of either division, management concluded that the best approach to take is to allocate these costs directly to Corporate G&A instead of the divisions operating costs.  The prior year statements were reclassified for comparison purposes as follows; direct and operating costs were reduced by $378,000, R&D overhead reduced by $32,000, and G&A increased by $410,000.